UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-40678

EUDA Health Holdings Limited

(Exact Name of Registrant as Specified in its Charter)

60 Kaki Bukit Place, #03-01 Eunos Techpark, Singapore 415979

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: +65 6327 1110

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

On February 27, 2026, EUDA Health Holdings Limited, a company incorporated in the British Virgin Islands (the “Company”), filed an Amended and Restated Memorandum and Articles of Association (the “A&R Charter”) with the BVI Registrar of Corporate Affairs, to, among other things, set out the Company’s ability to divide or combine its ordinary shares, including the ability to effect a share combination by way of resolution of directors or resolution of members. A copy of the A&R Charter is filed as Exhibit 3.1 to this Current Report on Form 6-K and is incorporated herein by reference.

On March 4, 2026, EUDA Health Holdings Limited issued the press release filed herewith as Exhibit 99.1.

This Report on Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-282723) and the prospectus thereof and any prospectus supplements or amendments thereto.

Exhibits

3.1	Amended and Restated Memorandum and Articles of Association dated as of February 27, 2026.
99.1	Press release dated March 4, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: March 5, 2026

EUDA Health Holdings Limited

/s/ Alfred Lim
By:	Alfred Lim
Chief Executive Officer